LIVE	SECURE DATA
DRIVES ALL BUSINESS
2004 ANNUAL REPORT

Management's Responsibility for Financial Reporting

The accompanying Consolidated Financial Statements are the responsibility of management and have been approved by the Board of Directors. Management believes that the Consolidated Financial Statements fairly reflect the form and substance of transactions and that the Consolidated Financial Statements reasonably present the Company's financial position and results of operations in conformity with Canadian generally accepted accounting principles. Management has included in these financial statements amounts based on estimates and judgments that it believes are reasonable under the circumstances. Financial and operating data elsewhere in the annual report are consistent with the information contained in these financial statements.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls. These controls ensure that assets are safeguarded from loss or unauthorized use and that financial records are reliable for the purpose of preparing Consolidated Financial Statements.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Company, have audited the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and they provide an objective, independent review of the fairness of reported operating results and financial position. The Board of Directors of the Company has an Audit Committee which meets with financial management and the independent auditors to review accounting, auditing, internal accounting controls and financial reporting matters.

    Nigel Stokes                                                                             Peter Cauley

    Chairman, President and                                                        Vice President Finance and
    Chief Executive Officer                                                           Chief Financial Officer

DataMirror 2004 Annual Report 35

DataMirror Corporation
January 31, 2004

AUDITORS' REPORT
To the Shareholders of
DataMirror Corporation

We have audited the consolidated balance sheets of DataMirror Corporation as at January 31, 2004 and 2003 and the consolidated statements of income (loss), shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 5, 2004.                                                                                                                                                     Chartered Accountants

DataMirror 2004 Annual Report 36

CONSOLIDATED BALANCE SHEETS
[in thousands of Canadian dollars]

As at January 31	2004	2003
ASSETS
CURRENT
Cash and cash equivalents [note 3]	$9,286	$13,025
Short-term investments [note 4]	32,720	25,802
Accounts receivable	11,797	12,455
Prepaid expenses	1,803	1,618
Future tax assets [note 13]	2,540	2,578
TOTAL CURRENT ASSETS	58,146	55,478
Capital assets, net [note 5]	3,845	3,931
Investment tax credits recoverable	1,019	1,664
Investments [note 6]	12,185	9,768
Intangibles [note 7]	5,853	7,388
Goodwill	5,175	3,118
	$86,223	$81,347

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities	$5,544	$5,120
Deferred revenue	18,839	18,137
Current portion of capital lease obligations [note 9]	32	89
Income taxes payable	1,785	993
TOTAL CURRENT LIABILITIES	26,200	24,339
Future tax liabilities [note 13]	1,076	1,505
Capital lease obligations [note 9]	-	33
TOTAL LIABILITIES	27,276	25,877
Commitments and contingencies [notes 2, 14, 15, and 17]
SHAREHOLDERS' EQUITY
Share capital [note 10]	64,625	64,637
Deficit	(5,180)	(8,669)
Cumulative translation adjustment	(498)	(498)
TOTAL SHAREHOLDERS' EQUITY	58,947	55,470
	$86,223	$81,347

See accompanying notes

On behalf of the Board:

      Nigel Stokes                                                                                      Donald Lenz
      Director                                                                                              Director

DataMirror 2004 Annual Report 37

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
[in thousands of Canadian dollars, except per share data]

Years ended January 31	2004	2003
REVENUE
Licence	$29,087	$33,223
Maintenance	25,354	23,210
Services	5,551	6,057
	59,992	62,490

COST OF REVENUE
Licence	234	239
Maintenance and services	11,389	12,605
	11,623	12,844
GROSS MARGIN	48,369	49,646

OPERATING EXPENSES
Selling and marketing	20,524	21,289
Research and development [note 12]	9,753	10,459
General and administration	7,946	8,812
Amortization of intangibles	3,098	2,740
	41,321	43,300
Operating income	7,048	6,346
Investment income, net [note 9]	1,146	611
Other income [note 2]	279	-
Losses from investment in PointBase, Inc. [note 2]
Impairment of equity investment	-	(4,595)
Equity loss	-	(2,081)
Income before income taxes	8,473	281
Provision for (recovery of) income taxes [note 13]
Current	3,758	2,762
Future	(970)	(328)
	2,788	2,434
NET INCOME (LOSS) FOR THE YEAR	$5,685	$(2,153)

EARNINGS PER SHARE
Basic	$0.50	$(0.19)
Diluted	$0.49	$(0.19)

WEIGHTED AVERAGE NUMBER OF SHARES [000's], [note 10 [c]]

Basic	11,364	11,411
Diluted	11,640	11,411

See accompanying notes
DataMirror 2004 Annual Report 38

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
[in thousands of Canadian dollars]

				Cumulative	Total
	Common shares			translation	shareholders'
	Shares	Amount	Deficit	adjustment	equity
	[000's]	$	$	$	$
BALANCE, JANUARY 31, 2002	11,472	64,740	(5,883)	(498)	58,359
Net loss for the year	-	-	(2,153)	-	(2,153)
Exercise of stock options [note 11]	153	821	-	-	821
Repurchase of common shares [note 10[b]]	(164)	(924)	(633)	-	(1,557)
BALANCE, JANUARY 31, 2003	11,461	64,637	(8,669)	(498)	55,470
Net income for the year	-	-	5,685	-	5,685
Exercise of stock options [note 11]	221	1,779	-	-	1,779
Repurchase of common shares [note 10[b]]	(317)	(1,791)	(2,196)	-	(3,987)
BALANCE, JANUARY 31, 2004	11,365	64,625	(5,180)	(498)	58,947

See accompanying notes
DataMirror 2004 Annual Report 39

CONSOLIDATED STATEMENTS OF CASH FLOWS
[in thousands of Canadian dollars]

Years ended January 31,	2004	2003

OPERATING ACTIVITIES
Net income (loss) for the year	$5,685	$(2,153)
Add (deduct) items not affecting cash
Amortization of capital assets	1,410	1,630
Amortization of intangibles	3,098	2,740
Future income taxes	(970)	(328)
Other income [note 2]	(279)	-
Impairment of investment in PointBase, Inc.	-	4,595
Equity loss from investment in PointBase, Inc.	-	2,081
Investment tax credits recoverable	645	776
Non-cash interest expense	-	63
Non-cash foreign exchange loss	-	59
Non-cash operating expense	32	186
	9,621	9,649
Net change in non-cash working capital balances
related to operations	542	6,259
CASH PROVIDED BY OPERATING ACTIVITIES	10,163	15,908

INVESTING ACTIVITIES
Additions to capital assets	(1,190)	(1,859)
Purchase of short-term investments	(32,720)	(25,802)
Maturity of short-term investments	25,802	27,422
Investment in Idion Technology Holdings Limited	(2,417)	(8,949)
Acquisition of intangibles [note 17]	(30)	(332)
Acquisition of businesses, net of cash [note 2]	(1,328)	-
Other income [note 2]	279	-
CASH USED IN INVESTING ACTIVITIES	(11,604)	(9,520)

FINANCING ACTIVITIES
Repayment of long-term debt	-	(1,586)
Payments on capital lease obligations	(90)	(114)
Issuance of share capital	1,779	821
Repurchase of share capital	(3,987)	(1,557)
CASH USED IN FINANCING ACTIVITIES	$(2,298)	$(2,436)

NET INCREASE (DECREASE) IN CASH AND
EQUIVALENTS DURING THE YEAR	(3,739)	3,952
Cash and cash equivalents, beginning of year	13,025	9,073
CASH AND CASH EQUIVALENTS, END OF YEAR	$9,286	$13,025

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$16	$119
Income taxes paid	$1,354	$238

See accompanying notes
DataMirror 2004 Annual Report 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, except per share data)

January 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles. The consolidated financial statements of DataMirror Corporation [the "Company"] have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], which are in all material respects in accordance with United States generally accepted accounting principles ["U.S. GAAP"], except as disclosed in note 19. The Company is incorporated under the laws of Ontario.

Basis of consolidation. The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiary companies. All significant inter-company transactions and balances have been eliminated upon consolidation. The purchase method is used to account for acquisitions and the results of operations of subsidiaries are included from the dates of their respective acquisitions.

Use of estimates. The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts may vary from the current estimates.

Cash and cash equivalents. Cash and cash equivalents include highly liquid investments having maturity dates of up to three months when purchased and are valued at cost, which approximates their fair value.

Short-term investments. Short-term investments include highly liquid investments with maturity dates of over three months and less than one year when purchased and are valued at the lower of cost and market, which approximates their fair value.

Capital assets. Capital assets are recorded at cost less accumulated amortization and related investment tax credits. Amortization is provided over the estimated useful life of the related asset. Computer equipment and software are amortized on a declining balance basis at rates varying from 30% to 50%. Furniture and equipment are amortized on a declining balance basis at 20%. Leasehold improvements are amortized on a straight-line basis over the term of the related lease.

Leases. Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation reflects the present value of future lease payments, discounted at the appropriate interest rate, and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed as incurred.

Investments. The Company's investment in Idion Technology Holdings Limited ["Idion"] is recorded at cost as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

A decline in the value of an investment which is considered to be other than a temporary impairment in value is charged against income in the period that such determination is made.
DataMirror 2004 Annual Report 41

Intangibles. Intangibles are comprised of acquired technology and customer lists and trademarks, which are recorded at cost. Amortization is provided for on a straight-line basis over one to five years. Intangible assets are assessed for future recoverability or impairment on an annual basis by estimating future undiscounted cash flows. When the net carrying value of an intangible asset exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made.

Goodwill. Goodwill arises on business acquisitions and comprises the excess of amounts paid over the fair value of net identifiable assets acquired.

The carrying value of goodwill is assessed at least annually to determine if impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

Earnings per share. Basic earnings per share are calculated on net income (loss) for the year using the weighted average number of shares outstanding. Diluted earnings per share reflect the dilution that would occur if outstanding stock options were exercised into common shares using the treasury stock method. The computation of diluted earnings per share does not include stock options with dilutive potential that would have an anti-dilutive effect on earnings per share.

Stock-based compensation plans. The Company has two stock-based compensation plans, which are described in note 11. No compensation expense is recognized for these plans when stock options are issued to directors, officers and employees. Any consideration paid on the exercise of stock options is credited to share capital.

Research and development costs. Research costs are expensed as incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian GAAP for deferral and amortization. The Company has not deferred any such development costs to date. Research and development costs are reduced by related investment tax credits.

Government assistance. Government assistance, consisting of investment and other tax credits, is recorded using the cost reduction method. Such government assistance is recorded when the qualifying expenditure is made and where there is reasonable assurance that investment and other tax credits will be realized.

Foreign currency translation. The Company's subsidiaries are considered to be integrated operations. Accordingly, the temporal method is used to translate the foreign operations of the subsidiary companies. The temporal method is also used to translate foreign currency denominated transactions and balances. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses, excluding amortization, are translated at average rates prevailing during the year. Amortization is translated at weighted average historical rates. The resulting net gain or loss on translation is included in the consolidated statements of income (loss) in the year incurred.

Foreign exchange gains and losses on transactions during the year are reflected in income, except for gains and losses on foreign exchange forward contracts used to hedge the collection of accounts receivable denominated in foreign currencies [note 15]. Gains or losses on these contracts are accounted for as a component of the related hedged transaction. Unrealized foreign exchange gains or losses on foreign denominated long-term debt are charged to income in the year in which the gain or loss arises.

The Company enters into foreign exchange contracts to minimize its exposure to fluctuations in foreign currency exchange rates. These derivative contracts do not qualify for hedge accounting and therefore the contracts are recorded at fair value at each balance sheet date with the corresponding gains and/or losses recorded in the consolidated statements of income (loss).
DataMirror 2004 Annual Report 42

Revenue recognition and deferred revenue. The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services.

Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4 issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Deferred revenue is comprised of software maintenance and support fees and consulting revenue for which services have yet to be provided.

Income taxes. The Company accounts for income taxes using the liability method of tax allocation. Under the liability method of tax allocation, future tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance on future tax assets when it is more likely than not that such assets will not be realized.

2. ACQUISITION OF POINTBASE, INC.

At January 31, 2003, the Company owned approximately 25% of the outstanding shares of

PointBase, Inc. ["PointBase"], a developer and marketer of computer software products which has developed an embedded, scalable relational database written completely in Java. The investment was written off in the fiscal year ended January 31, 2003 when it became apparent that measures taken by the management of PointBase would not result in profitable or break-even operations in the near future.

In April 2003, the Company made an offer to acquire all of the issued and outstanding shares of PointBase. PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay the Company an amount of $279,000 [U.S.$200,000] as consideration for the cancellation of the offer, which is included in other income. The Company ceased its efforts to purchase PointBase as conditions at the time did not warrant further discussions.

Pursuant to an agreement and plan of merger effective December 12, 2003, the Company acquired control of the remaining shares of PointBase for consideration of approximately U.S. $2.5 million. The acquisition has been accounted for under the purchase method of accounting. Consequently, the results of operations of PointBase are included in these consolidated financial statements from that date forward.

DataMirror 2004 Annual Report 43

The purchase transaction is summarized as follows:

ASSETS REQUIRED
Cash	$1,684
Other current assets	426
Capital assets	134
Intangibles	1,565
Goodwill	2,057
5,866
Current liabilities assumed	(1,966)
Future tax liability	(579)
Net assets acquired	$3,321

Consideration
Cash	$3,012
Amounts payable	309
$3,321

Intangibles assets consist of $500,000 of acquired technology and $1,065,000 of customer lists and trademarks.

None of the goodwill acquired is deductible for tax purposes.

As part of the acquisition, the Company also acquired foreign non-capital loss carryforwards of approximately $3,100,000 which expire over 20 years but for which no value has been assigned. The valuation allowance recorded as of January 31, 2004 of $1,150,000 is attributable to future tax assets for which any subsequently recognized tax benefits will be allocated to reduce goodwill related to the acquisition of PointBase.

Under terms of the agreement and plan of merger, future payments of a portion of the funds received from an identified current customer of PointBase will become due to the former shareholders of PointBase contingent upon the Company either securing additional revenue from or selling the business or a portion thereof to this customer. No contingent consideration is due for the year ended January 31, 2004.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:
As at January 31,	2004	2003
Cash	$6,689	$5,959
Bankers' acceptances	2,597	7,066
	$9,286	$13,025

The bankers' acceptances for 2004 bear interest at rates of approximately 2.6% [2003 - 2.8%] with expiry dates extending up to one month [2003 - one month] from January 31, 2004.

4. SHORT TERM INVESTMENTS

Short-term investments consist of the following:
As at January 31,	2004	2003
Commercial paper	$32,720	$25,802

Short-term investments consist of commercial paper bearing interest at a rate of approximately 2.5% [2003 - 3.0%] and maturity dates of up to one month [2003 - one month] from January 31, 2004.
DataMirror 2004 Annual Report 44

5. CAPITAL ASSETS

Capital assets consist of the following:
As at January 31,	2004	2003
Computer equipment and software	$10,337	$9,347
Furniture and equipment	2,212	2,155
Leasehold improvements	1,523	1,371
	14,072	12,873
Less accumulated amortization	10,227	8,942
	$3,845	$3,931

Capital assets include assets under capital leases of approximately $165,000 [accumulated amortization of $128,000] at January 31, 2004 and $350,000 [accumulated amortization of $245,000] at January 31, 2003.

6. INVESTMENTS

The investments are as follows:
As at January 31,	2004	2003
Idion	$ 12,185	$9,768

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the Johannesburg Stock Exchange, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the takeover. At January 31, 2004, the Company owned approximately 48,269,000 or 42.61% [2003 -44,523,000 or 39.36%] of Idion's outstanding common shares acquired at a cost of $12,185,000 [2003 - $9,768,000]. The ownership of 1,119,000 common shares of Idion had been subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. In May 2003 this dispute was settled in favour of the plaintiff and as a result the Company returned the disputed shares to the broker for the original consideration of approximately $312,000. The cost of these shares had been included in the investment on the Company's consolidated balance sheet at January 31, 2003.

The investment in Idion has been accounted for at cost, as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

7. INTANGIBLES

Intangibles consist of the following:
As at January 31,		2004		2003
		Accumulated	Net	Net
	Cost	Amortization	Book value	Book value
Acquired technology	$8,607	$5,564	$3,043	$4,523
Customer lists and trademarks	6,377	3,567	2,810	2,833
Deferred compensation	307	307	-	32
	$15,291	$9,438	$5,853	$7,388
DataMirror 2004 Annual Report 45

8. BANK CREDIT FACILITIES

At January 31, 2004 and 2003, the Company had available credit facilities of $3,000,000 bearing interest at the prime rate plus 0.5% and £ 150,000 [$362,000] bearing interest at the prime rate in the United Kingdom plus 3.0%. Under a general security agreement and a source code escrow agreement, all of the Company's assets, including the source code for the Company's software, are pledged as collateral for these credit facilities. As at January 31, 2004 and 2003, no amounts have been drawn against these facilities other than letters of credit of $181,000 [2003 - $206,000].

9. CAPITAL LEASE OBLIGATIONS

Future minimum annual lease payments with imputed interest rates ranging from 7.3% to 8.4% and expiry dates to June 21, 2004 are as follows:
As at January 31,	2004	2003
2004	$-	$105
2005	36	32
	36	137
Less amount representing imputed interest	(4)	(15)
	32	122
Less current portion	32	89
	$-	$33

Included in investment income, net is interest expense relating to capital lease obligations of $8,000 [2003--$13,000]

10. SHARE CAPITAL

[a] Authorized and outstanding

The Company has authorized an unlimited number of common and preferred shares. As at January 31, 2004, the Company had 11,365,000 common and nil preferred shares outstanding [2003 -- 11,461,000 and nil, respectively].

[b] Shares purchased for cancellation

Under a normal course issuer bid ["Bid"] effective September 21, 2002, the Company indicated its intention to purchase up to 569,912 of its outstanding common shares. The Bid expired on September 20, 2003. Under a new bid ["New Bid"], effective September 21, 2003, the Company indicated its further intention to additionally purchase up to 565,623 of its outstanding common shares. The New Bid expires on September 20, 2004. During the year ended January 31, 2004, the Company purchased for cancellation 317,500 common shares [2003 - 163,600] for cash consideration of $3,987,000 [2003 - $1,557,000]. As a result, stated capital was reduced by $1,791,000 [2003 - $924,000] and deficit was increased by $2,196,000 [2003 - $633,000].
DataMirror 2004 Annual Report 46

[c] Earnings per share

The reconciliation of the denominator in calculating diluted per share amounts in (000's) of shares is as follows:
As at January 31,	2004	2003
Weighted average number of shares outstanding, basic	11,364	11,411
Effect of dilutive stock options	276	-
Weighted average number of shares outstanding, diluted	11,640	11,411

11. STOCK-BASED COMPENSATION PLANS

At January 31, 2004, the Company has two stock-based compensation plans for the purpose of providing shares to directors, officers and employees. The first plan was established on December 12, 1996. Options under this plan generally vest over four years from the date of grant and expire five years from the date of grant. The second plan was established on June 14, 2000 with similar attributes. The number of common shares reserved for issuance under the first and second plan are 1,275,000 and 793,000, respectively.

A summary of the status of the Company's stock-based compensation plans as at January 31, 2004 and 2003 and changes during the years then ended is presented below:
	2004		2003
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
	#	$	#	$
Outstanding, beginning of year	1,118,496	11.32	1,267,661	10.89
Granted	438,985	13.62	273,792	10.98
Exercised	(221,310)	8.04	(152,715)	5.38
Expired	(104,937)	11.55	(270,242)	12.33
Outstanding, end of year	1,231,234	12.71	1,118,496	11.32
Options exercisable at year end	594,153		506,400
DataMirror 2004 Annual Report 47

		Options outstanding		Options exercisable
		Weighted	Weighted	Vested and	Weighted
Range of	Outstanding at	average remaining	average	exercisable at	average
exercise prices	January 31, 2004	contractual life	exercise price	January 31, 2004	exercise price
$	#	(in years)	$	#	$
5.63 - 8.45	190,399	2.2	6.54	96,114	6.44
8.46 - 12.68	409,935	2.6	11.07	172,351	10.98
12.69 - 19.02	562,065	2.5	14.90	274,064	14.48
19.03 - 27.97	68,835	1.7	21.61	51,624	21.61
5.63 - 27.97	1,231,234	2.4	12.71	594,153	12.78

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its stock option plans.

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Under the transitional rules, The Canadian Institute of Chartered Accountants' ["CICA"] Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", allows companies to only include options issued subsequent to January 31, 2002 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to January 31, 2002, stock-based compensation expense for 2004 would have been $512,000 [2003 - $286,000] and the pro forma net income for 2004 would have been $5,173,000 or $0.46 and $0.44 per share on a basic and diluted basis respectively [2003 - loss of $2,439,000 or $0.21 per share, basic and diluted].

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:
As at January 31,	2004	2003
Risk free interest rate	3.3%	4.3%
Expected dividend yield	0%	0%
Expected volatility	0.453	0.742
Expected option life [in years]	2.1	2.2
Weighted average fair values of options granted	$3.96	$4.92

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

12. GOVERNMENT ASSISTANCE

The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. During the year, $806,000 [2003 - $590,000] in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different than the amount recorded.
DataMirror 2004 Annual Report 48

13. INCOME TAXES

Significant components of the Company's future tax assets and liabilities are as follows:
As at January 31,	2004	2003

FUTURE TAX ASSETS
Current
Deferred revenue	$2,451	$2,413
Other	89	165
	2,540	2,578
Less valuation allowance	-	-
	$2,540	$2,578

FUTURE TAX ASSETS
Long-term
Tax benefit of loss carryforwards and tax credits	$2,480	$1,637
Share issue costs	155	282
Equity investment in PointBase, Inc.	-	1,812
Other	-	53
	2,635	3,784
Less valuation allowance	(2,387)	(3,339)
	$248	$445

FUTURE TAX LIABILITIES
Long-term
Tax depreciation in excess of book depreciation	(809)	(941)
Scientific research investment tax credits	(513)	(666)
Other	(2)	(343)
	(1,324)	(1,950)
	$(1,076)	$(1,505)

Of the above valuation allowances recorded as of at January 31, 2004 and 2003, $1,150,000 and nil, respectively, are attributable to future tax assets for which any subsequently recognized tax benefits will be allocated to reduce goodwill related to the acquisition of PointBase.

The following table reconciles the income tax expense computed at the rates specified in Canadian tax statutes to the reported income tax expense:
Years ended January 31,	2004	2003
Income tax expense at combined Canadian federal and
provincial income tax rate of 36.6% [2003 - 38.6%]	$3,104	$107
Effect of foreign tax rate differences	(183)	(141)
Benefit of foreign tax losses not previously recognized	-	(282)
Items not deductible for income tax purposes	37	268
Non-taxable loss from investment in PointBase, Inc.	-	2,578
Foreign tax losses not tax benefited	150	137
Manufacturing and processing profits deduction	(81)	(283)
Effect of rate changes on future income taxes	(11)	(315)
Other	(228)	365
Income tax expense	$2,788	$2,434
DataMirror 2004 Annual Report 49

Significant components of the provision for income taxes are as follows:
Years ended January 31,	2004	2003
Current tax expense	$3,758	$2,762
Future income tax benefit relating to origination and
reversal of temporary differences	(959)	(13)
Future income tax recovery resulting from rate change	(11)	(315)
Income tax expense	$2,788	$2,434

The Company has foreign non-capital loss carryforwards of approximately $3,285,000 which have no expiry date and $3,100,000 which expire over 20 years. A valuation allowance has been recognized for all but $167,000 of the losses.

14. LEASE COMMITMENTS

The Company has entered into agreements to lease office facilities and equipment for which the future annual lease payments are approximately as follows:

2005	$2,519,000
2006	2,164,000
2007	1,224,000
2008	1,079,000
2009	975,000
Thereafter	244,000

15. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Foreign currency risk

The Company is exposed to foreign currency risk from fluctuation in foreign currency rates. Increases and decreases in foreign currency rates could impact the Company's income (loss).

During the year ended January 31, 2004, the Company incurred a foreign exchange loss of $85,000 [2003 - $326,000].

Credit risk

At January 31, 2004, one [2003 -- nil] customer represented 10% of the year end accounts receivable balance.

Hedging activities

During the year, the Company entered into forward currency contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2004, no U.S. dollar forward currency contracts were outstanding. Subsequent to year end, U.S. $6,000,000 of forward currency contracts were purchased at exchange rates of approximately 1.34, maturing within 60 days of the financial year end. These contracts hedge substantially all of the Company's U.S. dollar based accounts receivable. The Company does not enter into foreign exchange contracts for speculative purposes.
DataMirror 2004 Annual Report 50

Current financial assets and liabilities

Due to the short period to maturity of these financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair values.

Investments

The fair value of the investment in Idion at January 31, 2004 is $19,927,000 [2003 -$14,450,000], determined by using the closing price of Idion common shares on the Johannesburg Stock Exchange on the last trading day on or prior to the balance sheet date.

Should the Company not ultimately be successful in taking over Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and is subject to foreign exchange and other risks.

Risk management

Short-term investments are placed exclusively with entities having ratings of at least R1-low by a recognized Canadian debt-rating agency.

Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

In addition to Canada and the United States, the Company also operates in the United Kingdom, Germany and other European countries and is therefore exposed to market risks related to foreign currency fluctuations between these currencies.

16. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company's Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales at fair value.

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.
DataMirror 2004 Annual Report 51

The following table presents certain information with respect to the reportable segments described above:

Years ended January 31,	2004	2003

REVENUE
North American customers	$39,918	$41,107
Intersegment	5,077	5,100
	44,995	46,207
European customers	20,074	21,383
Elimination of intersegment revenue	(5,077)	(5,100)
	$59,992	$62,490

OPERATING INCOME
North America	$4,244	4,580
Europe	2,804	1,766
	$7,048	$6,346

AMORTIZATION
North America	$4,228	$3,949
Europe	280	421
	$4,508	$4,370

CAPITAL ASSET ADDITIONS
North America	$1,100	$1,696
Europe	90	163
	$1,190	$1,859

As at January 31,	2004	2003

IDENTIFIABLE ASSETS
North America	$66,184	$62,070
Europe	9,011	8,771
	75,195	70,841
Intangibles	5,853	7,388
Goodwill	5,175	3,118
	$86,223	$81,347

GOODWILL
North America	$2,532	$475
Europe	2,643	2,643
	$5,175	$3,118
DataMirror 2004 Annual Report 52

Summaries of revenue, segmented according to the customers' country of residence and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:

As at January 31,	2004	2003

REVENUE
Canada	$4,662	$4,285
United States	31,918	33,498
United Kingdom	10,414	11,675
Germany	4,977	5,092
Other	8,021	7,940
	$59,992	$62,490

CAPITAL ASSETS, INTANGIBLES AND GOODWILL
Canada	$11,575	$10,950
Germany	2,711	2,717
Other	587	770
	$14,873	$14,437

17. PRIOR YEAR ACQUISITIONS

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc. [note 18], a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year. The Company recorded $30,000 of additional expenses related to the acquisition during the year ended January 31, 2004, bringing the total value of the technology to $362,000 and cash consideration to $399,000.

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar Corporation, a company engaged in the business of developing and marketing computer software products. The acquisition has been accounted for under the purchase method of accounting.

As part of the purchase agreement, further cash payments of up to U.S. $3,000,000 were payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which were not realized. The additional contingent payment has been added to the value of the technology acquired, bringing the total value of technology acquired to $12,382,000. No payment of contingent consideration is due for the periods ended August 31, 2002 and August 31, 2003.

18. RELATED PARTY TRANSACTIONS

In the normal course of operations during the year ended January 31, 2003, the Company entered into several transactions with SmartSales Inc., a company with a common Chairman of the Board of Directors and significant shareholder. The transactions consisted of rental income of $51,000. These transactions were made at market prices under normal trade terms and conditions. During the year ended January 31, 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000. At January 31, 2004, the Company did not have any loans receivable from directors [2003--$8,000].
DataMirror 2004 Annual Report 53

19. RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from U.S. GAAP.

The material differences as they apply to the Company's consolidated financial statements are as follows:

[a] Balance sheet adjustments
As at January 31,	2004	2003
		[restated
		- [a][i]]
INVESTMENTS
Balance under Canadian GAAP	$12,185	$9,768
Unrealized gain on investment [i]	7,742	4,682
Balance under U.S. GAAP	$19,927	$14,450

GOODWILL
Balance under Canadian GAAP	$5,175	$3,118
Adjustment for recognition of tax loss carryforwards [ii]	(128)	(128)
Balance under U.S. GAAP	$5,047	$2,990

FUTURE TAX LIABILITIES
Balance under Canadian GAAP	$1,076	$1,505
Adjustment for future tax liability on unrealized gain [i]	1,417	866
Balance under U.S. GAAP	$2,493	$2,371

DEFICIT
Balance under Canadian GAAP	$(5,180)	$(8,669)
Adjustment for recognition of tax loss carryforwards [ii]	(128)	(128)
Balance under U.S. GAAP	$(5,308)	$(8,797)

[i] Under U.S. GAAP, investments classified as available for sale are carried at market values with unrealized gains or losses, net of tax reflected as a component of other comprehensive income. Previously reported consolidated financial statements did not record the tax effect of this adjustment and thus the comparative amounts have been restated to reflect this adjustment. The effect of this change was to decrease accumulated other comprehensive income and increase future tax liabilities as at January 31, 2003 under U.S. GAAP by $866,000 and to decrease other comprehensive income under U.S. GAAP for the year ended January 31, 2003 by $866,000. The Company's Investment in Idion is classified as available for sale.

[ii] Under U.S. GAAP, the realization of the benefit associated with utilizing tax losses which existed at the time of an acquisition but which were not recognized at that time is reflected as a reduction of goodwill relating to the acquisition in the period upon which the Company determines that such realization is more likely than not. Under Canadian GAAP, prior to the adoption of the liability method in fiscal 2001, such benefit was recorded as a reduction of the income tax provision in the period of utilization.
DataMirror 2004 Annual Report 54

[b] The components of shareholders' equity under U.S. GAAP are as follows:

As at January 31,	2004	2003
		[restated
		- [a][i]]

Share capital	$64,625	$64,637
Accumulated other comprehensive income	5,827	3,318
Deficit	(5,308)	(8,797)
Balance under U.S. GAAP	$65,144	$59,158

[c] Reconciliation of net income (loss) under Canadian and U.S. GAAP:
As at January 31,	2004	2003
		[restated
		- [a][i]]

Net income (loss) under Canadian GAAP	5,685	(2,153)
Impairment charge recorded for Canadian GAAP purposes	-	4,595
Impairment charge recorded for U.S. GAAP purposes [i]	-	(4,846)
Net income (loss) under U.S. GAAP	5,685	(2,404)
Unrealized gain on investments	2,509	3,946
Comprehensive income under U.S. GAAP	$8,194	$1,542

Net income (loss) per share under U.S. GAAP
Basic	$0.50	$(0.21)
Diluted	$0.49	$(0.21)

[i] Included in the equity loss recorded for U.S. GAAP purposes is an amount for acquired in-process research and development. Under U.S. GAAP, specifically Statement of Financial Accounting Standard ["SFAS"] No. 2, "Accounting for Research and Development Costs", acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The adjustment represents the value of the acquired in-process research and development capitalized under Canadian GAAP.

[d] Other disclosures required under U.S. GAAP

[i] Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." However, SFAS No. 123 does require the disclosure of pro forma net earnings income (loss) and earnings income (loss) per share information as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.
Years ended January 31,	2004	2003	2002
Net income (loss) for the year
in accordance with U.S. GAAP	$5,685	$(2,404)	$(5,643)
Stock-based compensation expense	(775)	(826)	(917)
Pro forma net income (loss) for the year	$4,910	$(3,230)	$(6,560)
Basic net income (loss) per share, as reported	$0.50	$(0.21)	$(0.49)
Diluted net income (loss) per share, as reported	$0.49	$(0.21)	$(0.49)
Effect of stock-based compensation expense	$0.07	$(0.07)	$(0.08)
Pro forma net income (loss) per share	$0.43	$(0.28)	$(0.57)
Pro forma diluted net income (loss) per share	$0.42	$(0.28)	$(0.57)
DataMirror 2004 Annual Report 55

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

Years ended January 31,	2004	2003	2002
Risk free interest rate	3.3%	4.3%	4.6%
Expected dividend yield	0%	0%	0%
Expected volatility	0.453	0.742	0.759
Expected option life [in years]	2.1	2.2	2.1
Weighted average fair values of options granted	$ 3.96	$ 4.92	$3.70

[e] Recent accounting developments

[i] U.S. GAAP

In December 2002, the Financial Accounting Standards Board ["FASB"] issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ["SFAS 148"]. SFAS 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. Under U.S. GAAP, the Company has not adopted the fair value-based method for accounting for stock options granted to employees and thus this standard did not have an impact on its U.S. GAAP financial information as at January 31, 2004 and 2003 and for the years then ended.

In December 2003, the FASB amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ["FIN 46R"]. FIN 46R requires that a variable interest entity ["VIE"] be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIE's created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46R apply as of February 1, 2004. The adoption of FIN 46R did not have an impact to the Company's consolidated financial statements as at and for the year ended January 31, 2004 and as at February 1, 2004.

[ii] Canadian GAAP

In November 2001, the CICA approved Accounting Guideline No. 13 "Hedging

Relationships", an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines will not affect the Company until the fiscal year starting February 1, 2004. There will be no impact to the Company upon adoption of this guideline.

In November 2003, the CICA made changes to Section 3870, "Stock-Based

Compensation and Other Stock-Based Payments", requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company will be to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose (note 11). The Company will adopt these changes effective February 1, 2004 on a retroactive basis with restatement of prior periods. This change will result in a decrease to net income of $512,000 for the year ended January 31, 2004 and an increase to deficit of $286,000 as at January 31, 2003.

In June 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the guideline, it is expected to be effective for the Company's fiscal year beginning February 1, 2005. The Company will review the impact of the amended guideline, if any, on the Company's consolidated financial statements when the CICA issues the amended guideline.
DataMirror 2004 Annual Report 56

BOARD OF DIRECTORS	AUDITORS

P. Kirk Dixon	Ernst & Young LLP
Secretary and Executive Vice President,	P.O. Box 251
Business Development	Ernst & Young Tower
Toronto, Ontario M5K 1J7
Donald L. Lenz (1) (3)
Managing Director, Newport Partners
LEGAL COUNSEL
Bryan E. Plug (1) (2)
President and Chief Executive Officer,	Blake, Cassels & Graydon LLP
Kontiki, Inc.	Box 25, Commerce Court West
Toronto, Ontario M5L 1A9
Keith Powell (2) (3)
Principal, Keith Powell Consulting Inc.	REGISTRAR AND
TRANSFER AGENT
Nigel W. Stokes (3)
Chairman, President and	CIBC Mellon Trust Company
Chief Executive Officer	320 Bay Street
P.O. Box 1
E. Herman Wallenburg	Toronto, Ontario M5H 4A6
Chief Scientist
For any inquiries or change of
Donald Woodley (1) (2)	address please call:
President, The Fifth Line Enterprise	Answerline: (416) 643-5500
or toll free: 1-800-387-0825
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee	BANKER

EXECUTIVE OFFICERS	Bank of Montreal
Innovation and Technology Centre
Nigel W. Stokes	First Canadian Place
Chairman, President and	P.O. Box 3, Mezzanine Level
Chief Executive Officer	Toronto, Ontario M5X 1A3

P. Kirk Dixon
Secretary and Executive Vice President,	INVESTOR RELATIONS
Business Development
Send inquiries to:
E. Herman Wallenburg	Investor Relations
Chief Scientist	DataMirror Corporation
3100 Steeles Avenue East, Suite 1100
Peter Cauley	Markham, Ontario L3R 8T3
Vice President Finance and
Chief Financial Officer	Phone: (905) 415-0310 Ext. 284
Toll Free: 1-800-362-5955
Stewart Ritchie	Fax: (905) 415-5195
Senior Vice President, Sales,	Email: investors@datamirror.com
Americas & EMEA	http://www.datamirror.com

Donald G. Symonds
Vice President, Sales, EMEA	COMMON SHARES

Judy Parkes	The common shares of the Company are listed
Vice President, Technical Services	on the Toronto Stock Exchange under the
symbol DMC and on the NASDAQ National
Rean Pretorius	Market under the symbol DMCX.
Senior Vice President, Global
Channel & Alliances
DataMirror 2004 Annual Report 57

Copyright © 2004 DataMirror Corporation.
All rights reserved. DataMirror, Constellar Hub, DB/XML Transform, High Availability Suite, iCluster, iDeliver, iReflect, LiveAudit, LiveBusiness, LiveCapture, LiveConnector,
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All other brand or product names are trademarks or registered trademarks of their respective companies.

ABOUT DATAMIRROR

DataMirror (Nasdaq: DMCX; TSX: DMC ), a leading provider of live, secure data integration and protection solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of LiveBusinessTM solutions helps customers easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of nowTM by providing the live, secure data access, integration and availability companies require today across all computers in their business.

Over 1,800 companies have gone live with DataMirror software including Debenhams, FedEx Ground, First American Bank, GMAC Commercial Mortgage, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

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